                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------

                                SCHEDULE 14F-1

                   Under the Securities Exchange Act of 1934

                             ANACOTT CAPITAL CORP.
       (Exact name of registrant as specified in its corporate charter)

                                   000-32581
                           (Commission File Number)

                                   Delaware
                           (State of Incorporation)

                                  23-3076039
                     (I.R.S. Employer Identification No.)

            2000 Hamilton Street, #520, Philadelphia, PA 19130-3883
                   (Address of principal executive offices)

                                (215) 893-3662
             (Registrant's telephone number, including area code)

                             ANACOTT CAPITAL CORP.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about September 19, 2002 to the  holders  of shares of common stock, par value $0.0001 (the "Common Stock")
of Anacott Capital  Corp.,  a  Delaware  corporation  (the  "Company"). You are receiving  this Information Statement in connection with the appointment  of  a new member to the Company's Board of Directors (the "Board").

On September  17, 2002, Dotcom Internet Ventures Ltd., the majority shareholder
of  the  Company   entered   into  a  Capital  Stock  Purchase  Agreement  (the
"Agreement") with David Chen, which results in a restructuring of the Company's management, Board, and ownership.

Pursuant to the terms of the Agreement,  on  September 30, 2002 Dotcom Internet
Ventures Ltd. will sell 4,750,000 shares of the  Company,  representing at that time 95% of the outstanding Common Stock, to Mr. Chen. As consideration for the purchase of the shares, Mr. Chen will pay the sum of $35,000 cash.

On September 30, 2002, in accordance with the Agreement, Mr.  William  Tay will resign  as  the  sole  director  and officer and appoint David Chen as the sole director of the Company. Mr. Chen will not take office until 10 days after this
Information Statement is mailed or  delivered  to  all  Company stockholders in compliance  with  Section 14(f) of the Securities Exchange  Act  of  1934  (the
"Exchange Act") and Rule 14f-1 thereunder.

   YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT,
                     HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On September 19, 2002  there  were  5,000,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of  September  19, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by  (i) each officer and director of the Company; (ii)  each  person  who  owns beneficially  more  than  5%  of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

                                                    Amount and
                                                     Nature of
                 Name and Address of                Beneficial      Percent of
Title of Class   Beneficial Owner (1)                Ownership      Class (2)
--------------   -----------------------------      ----------      ----------
Common Stock     David Chen                          4,750,000         95%
                 137-77 Northern Blvd.
                 Flushing, New York 11354

Common Stock     William Tay (3)                       250,000          5%
                 2000 Hamilton St., #520
                 Philadelphia, PA 19130-3883

Common Stock     Dotcom Internet Ventures Ltd.         250,000          5%
                 2000 Hamilton St., #520
                 Philadelphia, PA 19130-3883

Common Stock     All Officers and Directors as
                 a Group (1 person)                  4,750,000         95%

   (1) Beneficial ownership has  been  determined in accordance with Rule 13d-3 under  the  Exchange  Act  and unless  otherwise  indicated,  represents securities for which the beneficial  owner  has  sole  voting investment power  or has the power to acquire such beneficial ownership  within  60 days.  Accordingly, the numbers assume a closing has occurred.

   (2) Based upon 5,000,000 shares issued and outstanding.

   (3) William  Tay  is currently the sole officer and director and controlling stockholder of  Dotcom  Internet  Ventures  Ltd.  and  may be deemed the beneficial  owner of the shares of the Company's Common Stock  owned  by
       it.

Changes in Control

On September 30, 2002,  David  Chen  will  acquire 4,750,000 shares from Dotcom
Internet  Ventures Ltd. in a private transaction.  Mr.  Chen  will  become  the
"control person"  of  the  Registrant as that term is defined in the Securities
Act of 1933, as amended. Simultaneously  with  this  transaction,  William  Tay resigned  as  an officer and director and appointed David Chen to the Board and which appointment  is  effective  10  days  after  mailing  of this Information
Statement.  David Chen also was appointed as President, Secretary and Treasurer of the Company.

Prior  to  the  sale,  the  Company  had  5,000,000  shares  of  Common   Stock
outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The  Company  is  not  aware  of  any  legal proceedings in which any director, officer, or any owner of record or beneficial  owner  of more than five percent of any class of voting securities of the Company, or any  affiliate of any such director,  officer, affiliate of the Company, or security holder,  is  a  party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

The following  table sets forth the names and ages of the incoming director and executive officer  of the Company, the principal offices and positions with the
Company held by each  person.  Such  person will become a director or executive officer of the Company effective 10 days  after the mailing of this Information
Statement.  The executive officers of the Company  are  elected annually by the
Board.  The directors serve one year terms until their successors  are elected.
The  executive  officers  serve  terms  of  one  year  or  until  their  death, resignation  or  removal  by  the  Board.  Unless described below, there are no family relationships among any of the directors and officers.

Name            Age        Position
----------      ---        --------------------------------------------
David Chen      37         President, Secretary, Treasurer and Director

For  the past five years, Mr. David Chen has  been  the  President  for  Global
Development  Enterprise  Inc.  a New York, NY based multiple-venture investment and holding company.  Mr. Chen currently  own  and  operate  several  franchise restaurants  in New York, along with two automobile dealerships, a real  estate investment company  and  the master franchise rights for Nathan's Famous, Miami
Subs and Arthur Treacher's in China.

Certain Relationships and Related Transactions

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities  Exchange  Act  of  1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered  class  of  the Company's equity securities to  file  with  the  SEC initial reports of ownership  and  reports  of  changes  in ownership of Common
Stock  and  other  equity  securities of the Company. Officers,  directors  and greater  than ten percent shareholders  are  required  by  SEC  regulations  to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's  knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The Company currently  does  not  pay  any  cash  salaries  to  any officers or directors.

Summary Compensation Table

The  Summary  Compensation  Table  shows  certain compensation information  for services rendered in all capacities for the  fiscal  year  ended  December  31,
2001.   Other than as set forth herein, no executive officer's salary and bonus exceeded  $100,000  in  any of the applicable years.  The following information includes the dollar value  of  base salaries, bonus awards, the number of stock options  granted  and certain other  compensation,  if  any,  whether  paid  or deferred.

                          SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
----------------------------------------------------------------------------------------------------------------------------
William Tay          2001       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)

                                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                               (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
William Tay                         None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-END OPTION/SAR VALUES

                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
William Tay                  N/A                    N/A                         None                       N/A

                                  SIGNATURES

In accordance with  Section  13  or  15(d)  of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  September 19, 2002                    ANACOTT CAPITAL CORP.

                                              By: /s/ William Tay
                                              -------------------------------
                                              William Tay
                                              President